Invesco Mortgage Capital Inc.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-479-1095
www.invescomortgagecapital.com
October 12, 2016

VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mailstop 3233
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 22, 2016
File No. 001-34385

Dear Mr. Telewicz:
This letter sets forth the responses of Invesco Mortgage Capital Inc. (the "Company") to your comment letter dated September 27, 2016 regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“Form 10-K”) filed with the Commission on February 22, 2016.
For your convenience, we have set forth below your comments followed by the Company’s responses thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
General

1.	Please tell us how you have complied with the disclosure requirements of ASC Topic 860-30-50-1A with respect to assets that have been pledged as collateral.
Response:
We generally finance the purchases of our mortgage-backed and credit risk transfer securities (“GSE CRTs”) through short and long-term borrowings structured as repurchase agreements with various third parties and secured loans from the Federal Home Loan Bank of Indianapolis (“FHLBI”). Under our repurchase agreements, we pledge securities or cash as collateral, and our counterparties have the right to repledge the securities we post as collateral. FHLBI is not permitted to sell or repledge the securities we post as collateral unless an event of default occurs.
ASC 860-30-50-1A requires an entity to disclose all of the following for collateral:

•	its policy for requiring collateral or other security

•	as of the date of the latest statement of financial position presented, both

1)
the carrying amount and classification of any assets pledged as collateral that are not reclassified and separately reported in the statement of financial position in accordance with paragraph 860-30-25-5(a) and associated liabilities; and

2)
qualitative information about the relationship(s) between those assets and associated liabilities; for example, if assets are restricted solely to satisfy a specific obligation, a description of the nature of restrictions placed on those assets.

Paragraph 860-30-25-5(a) specifies that the obligor reclassify the asset pledged and report that asset in its statement of financial position separately from other assets not so encumbered if the secured party has the right by contract or custom to sell or repledge the collateral.

We provide a description of the nature of our repurchase agreements and FHLBI borrowing arrangements in Note 7 – “Borrowings” on pages 98-100 of our Form 10-K as well as disclosure of the carrying amount of our mortgage-backed securities and GSE CRTs pledged as collateral under these arrangements. Qualitative information about the relationship between assets pledged and our borrowings is also included in Note 7. We will expand our disclosure about this relationship in our future periodic filings to clarify the nature of restrictions placed on collateral posted as well as to describe how the value of the collateral is determined. An example of our enhanced disclosure is below (new or modified disclosure is highlighted in bold text):

Repurchase Agreements
Repurchase agreements bear interest at a contractually agreed upon rate and have maturities ranging from one month to twelve months. Repurchase agreements are being accounted for as secured borrowings since the Company maintains effective control of the financed assets. Collateral posted with the Company’s repurchase agreement counterparties is segregated in the Company’s books and records. The repurchase agreement counterparties have the right to resell or repledge the collateral posted but have the obligation to return the pledged collateral, or substantially the same collateral if agreed to by the Company, upon maturity of the repurchase agreement. Under the repurchase agreements, the respective lenders retain the contractual right to mark the underlying collateral to fair value as determined by a pricing service agreed to by the Company and the respective lender. A reduction in the value of pledged assets would require the Company to provide additional collateral or fund margin calls.
Secured Loans
The ability to borrow from the FHLBI is subject to the Company's continued creditworthiness, pledging of sufficient eligible collateral to secure advances, and compliance with certain agreements with the FHLBI. Each advance requires approval by the FHLBI and is secured by collateral in accordance with the FHLBI’s credit and collateral guidelines. Collateral posted with the FHLBI is held in trust for the benefit of the FHLBI and is not commingled with the Company’s other assets. The FHLBI does not have the right to resell or repledge collateral posted unless an event of default occurs. The FHLBI retains the right to mark the underlying collateral for FHLBI advances to fair value as determined by the FHLBI in its sole discretion. A reduction in the value of pledged assets would require IAS Services LLC to provide additional collateral.
As of December 31, 2015, the FHLBI advances were collateralized by CMBS and Agency RMBS with a fair value of $1.4 billion and $558.9 million, respectively, as determined by an independent third party pricing service as described in Note 2 – “Summary of Significant Accounting Policies – Fair Value Measurements” of the Company’s financial statements.
While Regulation S-X 4-08(b) specifies that information about assets pledged may appear on the face of the balance sheet or in the footnotes, we have reviewed our peer company filings and note that disclosure of assets pledged on the face of the balance sheet is a more common industry practice than disclosure in the footnotes to the financial statements. We believe that disclosure of assets pledged on the face of the balance sheet provides better transparency of total assets pledged to the reader of the financial statements. Accordingly, we will disclose the total amount of collateral pledged on the face of our balance sheet commencing with our filing on Form 10-Q for the quarter ended September 30, 2016 as highlighted below:

INVESCO MORTGAGE CAPITAL INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	As of
$ in thousands except share amounts	September 30, 2016	December 31, 2015
ASSETS
Mortgage-backed and credit risk transfer securities, at fair value (including pledged securities of $0 and $15,553,934, respectively)	—	16,065,935
Commercial loans, held-for-investment	—	209,062
Cash and cash equivalents	—	53,199
Due from counterparties	—	110,009
Investment related receivable	—	154,594
Accrued interest receivable	—	50,779
Derivative assets, at fair value	—	8,659
Other assets	—	115,072
Total assets	—	16,767,309
We also note that our peer companies provide more specific detail on the type of collateral pledged. Accordingly, we will modify our summary borrowings table in Note 7 – “Borrowings” in our future periodic filings as highlighted below:

$ in thousands	December 31, 2015
			Weighted
		Weighted	Average	MBS and
		Average	Remaining	GSE CRTs
	Amount	Interest	Maturity	Pledged as
	Outstanding	Rate	(days)	Collateral(1)
Repurchase Agreements:
Agency RMBS	8,389,643	0.65%	24	8,827,976
Non-Agency RMBS	2,077,240	1.68%	32	2,563,877
GSE CRT	488,275	1.91%	19	640,828
CMBS	1,170,890	1.49%	23	1,427,607
Total Repurchase Agreements	12,126,048	0.96%	25	13,460,288
Secured Loans	1,650,000	0.55%	2,937	1,949,699
Exchangeable Senior Notes (2)	400,000	5.00%	805	—
Total Borrowings	14,176,048	1.02%	386	15,409,987

(1)
Amount pledged as collateral is measured at fair value as described in Note 2 - "Summary of Significant Accounting Policies." The Company also pledged Agency RMBS with a fair value of $143.9 million as collateral against its interest rate swaps as of December 31, 2015. See Note 8 – “Derivatives and Hedging Activities” for additional information.

(2)	The carrying value of exchangeable senior notes is $394.6 million as of December 31, 2015. The carrying value is net of debt issuance costs of $5.4 million as of December 31, 2015.
We note that we have not received any collateral from our repurchase agreement counterparties or from FHLBI as of December 31, 2015 and 2014. We further note we have not entered into any reverse repurchase agreements or securities lending transactions as of December 31, 2015 and 2014. We will include the disclosures required by ASC Topic 860 in the notes to our consolidated financial statements if we accept collateral in the future or enter into reverse repurchase agreements or securities lending transactions.

Notes to consolidated financial statements, page 81
Note 2 – Summary of Significant Accounting Policies
Fair Value Measurements, page 82

2.
We note your disclosure that you use a valuation service to determine the fair value of your financial instruments. In future filings, please expand your disclosure to include a description of the valuation techniques used by the valuation service to determine fair value. This additional disclosure should be included for each class of assets and liabilities measured at fair value. Reference is made to ASC Topic 820-10-05-2. Please provide us with an example of your proposed disclosure in your response.

Response:
We propose to expand our disclosure in Note 2 – “Fair Value Measurements” of the valuation techniques used by our valuation service as follows in our future filings (new or modified disclosure is highlighted in bold text):

Fair Value Measurements

The Company reports its mortgage-backed and credit risk transfer securities and derivative assets and liabilities at fair value as determined by an independent pricing service. The Company generally obtains one price per financial instrument from its primary pricing service. If the primary pricing service cannot provide a price, the Company will seek a value from other pricing services.

The pricing service uses two types of valuation approaches to determine the valuation of the Company’s various mortgage-backed and credit risk transfer securities: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; and an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount. In instances where sufficient market activity may not exist, the pricing service may utilize proprietary valuation models which may consider market transactions in comparable securities and the various relationship between securities in determining fair value and/or market characteristics to estimate relevant cash flows, which are then discounted to calculate the fair values. Observable inputs may include a combination of benchmark yield curves, executed trades, broker/dealer quotes, issuer spreads, bids, offers and benchmark securities to determine prices. In addition, the valuation models utilized by pricing services may consider additional pool level information such as prepayment speeds, default frequencies and default severities, if applicable. Both the Company and the pricing service continuously monitor market indicators and economic events to determine if any may have an impact on the valuations.

The pricing service values interest rate swaps and interest rate swaptions under the income approach using valuation models. The significant inputs in these models are readily available in public markets or can be derived from observable market transactions for substantially the full terms of the contracts.
The pricing service values U.S. Treasury futures, currency forward contracts and to-be-announced securities (“TBAs”) under the market approach through the use of quoted market prices available in an active market.
Overrides of prices from pricing services are rare in the current market environment for the various financial instruments the Company holds. Examples of instances that would cause an override include if the Company recently traded the same security or there is an indication of market activity that would cause the pricing service price to no longer be indicative of fair value. In the rare instance where a price is adjusted, the Company has a control process to monitor the reason for such adjustment.
To gain comfort that pricing service prices for the mortgage-backed and credit risk transfer securities are representative of current market information, the Company compares the transaction prices of security purchases and sales to the valuation levels provided by the pricing service. Price differences exceeding pre-defined tolerance levels are identified and investigated and may be challenged. Trends are monitored over time and if there are indications that the valuations are not comparable to market activity, the pricing services are asked to provide detailed information regarding their methodology and inputs. Transparency tools are also available from the pricing services which help the Company understand data points and/or market inputs used for pricing securities.
The Company also reviews daily price movements for interest rate swaps, interest rate swaptions, U.S. Treasury futures, currency forward contracts and TBAs. Price movements exceeding pre-defined tolerance levels are investigated using an alternate price from another pricing service as well as available market information. Based on the Company’s findings, the primary pricing service may be challenged, or in rare cases, overridden with an alternate pricing source.
In addition, the Company performs due diligence procedures on all pricing services on at least an annual basis. A questionnaire is sent to each pricing service which requests information such as changes in methodologies, business recovery preparedness, internal controls and confirmation that evaluations are generated based on market data. Physical visits are also made to each of our pricing services’ offices.

As described in Note 10 - "Fair Value of Financial Instruments," the Company evaluates the source used to fair value its assets and liabilities and makes a determination on its categorization within the fair value hierarchy. If the price of a financial instrument is obtained from quoted prices for identical instruments in active markets, the financial instrument is classified as level 1. If the price of a financial instrument is obtained from quoted prices for similar instruments or model-derived valuations whose inputs are observable, the financial instrument is classified as level 2. If the inputs appear to be unobservable, the financial instrument would be classified as level 3. Transfers between levels, if any, are determined by the Company at the end of the reporting period.

Note 7 – Borrowings, page 98

3.
Please revise future periodic filings to include disclosure requirements outlined within paragraph 470-10-50-2 of the Financial Accountings Standards Codification and/or clarify how you have complied with such disclosure requirements.

Response:
In future filings, we will include a table summarizing the maturities of our borrowings for each of the five years following the date of our most recent balance sheet in the notes to our consolidated financial statements as illustrated below:

$ in thousands	As of December 31, 2015
2016	12,226,048
2017	—
2018	400,000
2019	—
2020	300,000
Thereafter	1,250,000
Total	14,176,048
*    *    *
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding this response, please call me at 972-715-7470.
Sincerely,

/s/ Richard Lee Phegley, Jr.
Richard Lee Phegley, Jr.
Chief Financial Officer

cc:	Richard King, President and Chief Executive Officer
John Day, Chairman, Audit Committee
John Satelmajer, Partner, PricewaterhouseCoopers LLP
Mike Bernstein, Partner, Grant Thornton LLP